ENERGY EXPLORATION TECHNOLOGIES INC

As at and for the year ended December 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 9, 2008. It should be reviewed in conjunction with the audited year end Consolidated Financial Statements for the year ended December 31, 2007.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the United States of America dollar. All references to "dollars" in this MD&A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars. The rate of exchange of Canadian dollars to United States dollars as of December 31, 2007 was Cdn. $0.9913 to U.S. $1.00.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

We are a Calgary based technology-driven exploration company and are in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

The Company achieved success implementing the business plan initiated in 2006 of executing and completing fee-for-service SFD contracts earning revenue of $5,258,973. Additionally we have a non-refundable deposit of Cdn. $2,252,063 against an additional $7,500,000 of SFD surveys to be completed in the future. SFD survey contracts include provisions for the Company to acquire Gross Overriding Royalty rights ("GORR") on any land developed by clients as a result of information derived from SFD surveys.

We begin 2008 with strong cash reserves and the expectation of executing additional contracts, continuing to generate positive cash flow from operating activities and operating profits in the future. We expect to build in 2008 and the future on the operating successes of 2006 and 2007 as the oil and gas industry begins to take advantage of our SFD technology for oil and natural gas exploration.

Selected Annual Information

	For the year ended December 31,
	2007	2006	2005
Survey revenue	$5,347,982	$1,063,645	$-
Oil and natural gas revenue	30,469	36,884	48,686
Net income (loss) after income tax	346,846	(3,767,458)	(7,836,478)
Net income (loss) per share unit; basic	0.01	(0.15)	(0.37)
Net income (loss) per share unit; diluted	0.01	(0.15)	(0.37)
Net cash generated (used) by operating activities	3,712,552	(992,997)	(1,090,451)
Cash and short term investments	7,649,630	1,980,449	1,104,277
Total assets	9,222,769	2,904,196	2,459,323
Long term liabilities	32,423	-	207,625

Highlights of 2007

  We completed SFD surveys for three clients earning $5,347,982 of revenue in the year and generating a net income of $346,846.
  We generated cash from operating activities in the year of $3,712,552. Q4 of 2008 represented the fifth consecutive quarter, beginning in Q4 of 2006, where we have generated cash from operating activities.
  $2,288,482 of cash was received as a result of 1,989,265 warrants being exercised at $1.00 per share and 263,000 options being exercised at an average exercise price of $1.14.
  Our cash and short term investments held on account as at the end of the year are $7,649,630; an increase of $5,669,181 from the beginning of the year. Working capital ended the year at $5,383,181 as compared with $1,085,092 at the end of last year.
  The Company discharged in full its convertible debenture obligation including debenture principle, interest and registration penalty. In the year 192,401 common shares were issued through the conversion of convertible debentures to discharge $133,471 of principal and $3,109 of interest. In addition the company paid $522,364 to discharge the registration penalty obligation pursuant to the debentures. To discharge the $522,364 incurred for the registration penalty pursuant to the debentures, the Company paid $342,257 as at December 31, 2007 with the balance of $180,107 released in the first quarter of 2008.
  In 2007 the Company repaid the principal and accrued interest on a Canadian dollar denominated loan outstanding due to our President, CEO and Director in the U.S. equivalent amount of $194,137.
  On December 3, 2007 the Company became listed on the TSX Venture Exchange. Listing costs were $633,793 which included $492,000 in fair market value for common share warrants issued in accordance to our sponsorship agreement.
  We ended the year with a commitment for an additional $7,506,877 of SFD surveys for a client. This commitment has been secured by a 30% non-refundable deposit of $2,252,063 that has been reflected as unearned revenue on our balance sheet. The completion of this survey work in 2008 is subject to the client's securing adequate funds to execute all the surveys currently contemplated in their business plan. Any portion of this survey commitment not completed in 2008 will carry forward to 2009.
  Pursuant to this agreement we are scheduled to complete a Cdn. $1,500,000 survey for this client in the first quarter of 2008.

Results of Operations

The SFD survey revenue for the year ended December 31, 2007 is $5,347,982 and is related to multiple SFD survey contracts that were completed prior to the end of 2007. Our oil and natural gas revenue of $30,469 is generated from one producing well in Alberta, Canada. The Company anticipates that oil and natural gas revenue shall become less significant as the Company completes SFD survey contracts.

Revenues from SFD survey contracts are reflected in the Consolidated Statement of Income (Loss) in accordance with our accounting policy of recognizing revenue on a completed contract basis. All money received or invoiced for incomplete contracts will be reflected on the Balance Sheet as unearned revenue. All costs incurred for incomplete contracts will be reflected on the Balance Sheet as work-in-progress. At December 31, 2007 we reported unearned revenue of $2,252,063 representing deposits received on future SFD contracts scheduled for completion in 2008 (work-in-progress - Nil).

Revenue

	For the year ended December 31,
	2007	2006	2005
SFD survey revenue	$5,347,982	$1,063,645	$-
Oil & gas revenue	30,469	36,884	48,686
Total revenue	$5,378,451	$1,100,529	$48,686

Survey Revenue

The Company completed five SFD surveys for three clients over an area that exceeded 15,000 km2 in Alberta and British Columbia. The surveys generated revenues of $5,347,982 plus entitle the Company to a GORR for any future production resulting from the SFD survey. There is currently one production that is subject to GORR (from a survey completed in 2006); there can be no certainty that any GORR revenue will be generated from additional surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

Oil and Natural Gas Revenue

The Company has a well at Entice, Alberta in which we have a 22.5% working interest. The year to year revenue variation is due to natural decline.

	For the year ended December 31,
	2007	2006	2005
Production average in thousand cubic feet (mcf) per day	15	18	23
Revenues; net of royalty expense	$31,075	$36,884	$48,686
Average price received net of royalties per mcf	$5.64	$5.89	$4.47
Average operating cost per mcf	$0.87	$0.71	$0.45

Income from Operations

We had an operating income of $560,590 in 2007 (2006 - loss of $2,633,196 and 2005 - loss of $6,371,750 ), representing an overall increase of $3,193,786 in the year.

Operating Expenses

	For the year ended December 31,
	2007	2006	2005
Survey costs	785,895	144,643	29,208
Oil and natural gas operating expenses	3,451	4,752	4,728
Administrative	3,820,060	2,482,663	2,742,734
Depletion and impairment of oil and natural gas properties	87,055	1,017,165	586,011
Amortization and depreciation	121,400	84,502	57,755
Research & development	-	-	3,000,000
	4,817,861	3,733,725	6,420,436

  2007 builds on the Company's 2006 breakthrough year for SFD survey revenue with a completion of five SFD surveys for three new clients. The increase in Survey costs to $785,895 in 2007 (2006 - $144,643; 2005 - $29,208) relates to our completion of five SFD surveys compared to one survey in 2006 and nil in 2005. This includes commission of $327,437 (2006 - Nil).
  Administrative - increases are mainly in the following areas: an increase of $412,000 for hiring of additional staff, salary reassessments and employee bonuses; an increase of $75,000 for upgrades to computer hardware and software; recruitment fees of $64,000 for ongoing staffing requirements; an increase of $308,000 in investor relations which includes TSXV sponsorship and listing costs; and an increase of $60,000 in rent which reflects the significant lease rate increase in Calgary. The Company's change in auditors necessitated obtaining opinions from both outgoing and incoming firms which increased costs by $145,000 in regards to our audit and for professional fees associated with other filings. In addition, the Fair Market Value of stock-based compensation increased by $42,000 related to new options granted in 2007 with a higher fair value due to an increase in the Company's share price.
  Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases. The high expense in this area relates mainly to impairment write-downs of undeveloped land.

  Amortization and Depreciation - the Company upgraded servers, computers and software to enhance interpretation capabilities of SFD surveys resulting in an increase of $36,898 for 2007.
  Non-cash Research & Development expenses were recognized in 2005 for $3,000,000 and as nil in 2006 and 2007. This non-cash expense is related to intellectual properties purchased and then expensed as per FAS 2. See note 8 regarding Preferred Shares in the Company's Consolidated Financial Statements.

Other Expense (Income)

	For the year ended December 31,
Other expense (income)	2007	2006	2005
Interest expense (income)	(104,149)	(3,888)	58,424
Interest and penalties on convertible debentures [note 9]	76,059	1,137,296	1,418,557
Loss (gain) on foreign exchange/sale of properties	241,834	854	4,881
Other expense (income)	213,744	1,134,262	1,481,862

  Interest income was offset by interest expense resulting an increase to net income in 2007 of $100,261 (2006 - 62,312). The 2007 increase in interest income is due to the increase in our investments in short term investments. Lower expenses were due to the retirement of shareholder loans.
  Interest on convertible debenture consists of:
	For the year ended December 31,
	2007	2006	2005
Accretion of convertible debenture	$-	$1,008,639	$500,737
Change in fair market value of conversion feature	-	(402,178)	882,537
Interest on convertible debenture including registration penalty	76,059	530,835	35,283
Total convertible debenture interest	$76,059	$1,137,296	$1,418,557

The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture. Pursuant to this rights agreement the Company was obliged to pay a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement. The penalty continued to accrue until the shares became free trading concurrent with the Company's TSX Venture Exchange listing on December 3, 2007.

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively. As at December 31, 2007 penalties of $342,257 were paid out and the remaining $180,107 in penalties was released in the first quarter of 2008.

Other Comprehensive Income (Loss)

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example in 2007 when the U.S. dollar declined in value against the Canadian dollar, net assets held in Canadian dollars will increase in value as recorded in the U.S. dollar equivalent and this increase will be reflected as a foreign exchange income in a period. The equivalent Canadian dollars for a U.S. dollar changed from $0.9913 at December 31, 2007 compared to $1.165 at December 31, 2006 and $1.163 at December 31, 2005. All periods also experienced fluctuation in currency exchange rates throughout the period.

Summary of Quarterly Results

	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Revenue	$2,395,531	$484,970	$2,488,384	$9,566
Net income (loss) before income tax	212,291	(613,953)	1,500,947	(752,439)
Net income (loss)	212,291	(613,953)	1,500,947	(752,439)
Comprehensive income (loss)	214,676	(301,509)	1,579,952	(751,458)
Basic earnings (loss) per share	0.01	(0.02)	0.05	(0.03)
Diluted earnings (loss) per share	$0.01	$(0.02)	$0.05	$(0.03)

	Dec 31, 2006	Sep 30, 2006		Jun 30, 2006	Mar 31, 2006
Revenue	$1,072,272	$7,378		$8,706	$12,173
Net income (loss) before income tax	(831,155)	(511,092)		(1,697,664)	(727,547)
Net income (loss)	(831,155)	(511,092)		(1,697,664)	(727,547)
Comprehensive income (loss)	(903,840)	(517,451)		(1,633,686)	(799,674)
Basic and diluted loss per share	0.03	(0.02)		(0.07)	(0.03)
Basic and diluted loss per share for continuing
operations	$0.03	$(0.02	) $	(0.07)	$(0.03)

The Company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the Company has a significant economic dependency on a few customers. In 2007, the Company's largest customer accounted for 81% of its survey revenue and three customers accounted for 100% of survey revenue. At December 31, 2007 we had amounts outstanding from our two largest customers of $804,806. In 2006, we had two customers who accounted equally for 100% of our survey revenue. While the Company is in this early stage of commercialization, the Company’s financial position is materially impacted by the loss or gain of any one customer.

In comparing Q4 2007 to Q3 2007; revenue of $2,389,739 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $478,103 from one contract) resulting in a positive cash flow. Survey costs were correspondingly higher in the fourth quarter ($447,700) than in the third quarter ($26,120). In addition $177,845 in bonuses were paid out in Q4 (Q3 - Nil).

In comparing Q3 2007 to Q2 2007; revenue of $478,103 for the completion of an SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,480,140 from two contracts. The administrative cost increases in the third quarter over the second quarter of $121,000 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well, the company recognized increased other expenses due to unrealized exchange losses of $193,234 on cash, short term investments and registration penalty on convertible debentures held in United States dollars due to the strengthening of the Canadian dollar.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the Balance Sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006; revenue for the completion of our first completed SFD survey contract was recognized in the fourth quarter of 2006; in the first quarter of 2007 all survey progress payments were held on the Balance Sheet as unearned revenue as two SFD contracts had not yet been completed.

In comparing Q4 2006 to Q3 2006; the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract were held in unearned revenue and work-in-progress on the Balance Sheet. This was offset with a large depletion and impairment expense that was due to impairment in the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006; there was a decrease in our net loss attributable to a $252,657 decrease in our administrative expenses and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006; there was an increase in our net loss attributable to a $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

Liquidity and Capital Resources

The Company's cash position at December 31, 2007 has improved since December 31, 2006. In 2007 we completed and invoiced five SFD survey contracts for three clients for $5,347,982 and have received $2,252,064 in advance payment on a contract that is scheduled to be completed in 2008. In addition, $1,989,265 was generated through the exercise of warrants. Our cash, cash equivalents and short term investments held on account in both United States and Canadian dollars as of April 8, 2008 are the equivalent of approximately U.S. $6,853,000.

With cash and short term investments plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of three years even without any additional sources of cash. However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time.

Change in Working Capital in Year

As of December 31, 2007 our working capital was $5,383,181. This is an increase of $4,298,089 as compared with a working capital of $1,085,092 as at December 31, 2006. The increase in our cash position is attributable to:

	For the year ended December 31,
	2007	2006	2005
Cash generated (used) in operating activities	$3,712,552	$(992,997)	$(1,090,451)
Cash provided by financing activities	1,702,815	2,169,267	1,898,473
Cash generated (used) in investing activities	(4,244,711)	(1,190,569)	(46,336)
Comprehensive gain (loss) due to the effect of exchange rate changes	$(16,646)	$(193,240)	$10,160
	$1,154,010	$(207,539)	$771,846

Operating Activities

  2007 - the $3,712,552 cash generated in operating activities reflects our net income of $346,846 adjusted for $1,525,638 of non- cash additions and a $1,840,068 net increase in non-cash working capital.
  2006 - the $992,997 cash used in operating activities reflects our net loss of $3,767,458 adjusted for $2,972,470 of non-cash deductions and a $198,009 net increase in non-cash working capital.
  2005 - the $1,090,451 cash used in operating activities for 2005 reflected our net loss of $7,836,478 for that period, adjusted for $5,322,813 non-cash deductions and a $1,413,214 net decrease in non-cash working capital balance.

Financing Activities

  2007 - we raised $2,288,482 through the exercise of options and warrants and paid off the note payable of $237,534. We also paid out $342,257 in registration penalty against a convertible debenture from 2005.
  2006 - we raised $2,094,000 net through private placements, $89,137 was provided through the exercise of options and $13,870 was used to reduce the Note Payable.
  2005 - we raised $1,649,764 through bridge financing in the form of "Secured Convertible Debentures", $56,275 in cash was provided through the exercise of options, offset by $49,515 decline in subscriptions payable and $241,949 was provided through loan agreements.

Investing Activities

  2007 - $3,968,820 was invested in short-term investments, $302,044 in capital assets and $31,514 was generated through the sale of oil and gas properties in the Ladyfern/Drake area of British Columbia.
  2006 - there was no sale of land in 2006; the primary use of cash was for other property and equipment ($71,270) and oil and natural gas properties ($35,148). $1,083,711 was used for short term investments.

  2005 - the sale of land at Drumheller, Alberta generated $42,992 in cash; the primary use of cash was for other property and equipment ($30,673) and oil and natural gas properties ($563,655). $505,000 was redeemed from short term investments.

Projected and Actual Cash Receipts Subsequent to December 31, 2007

In the first quarter of 2008 the Company received $83,300 for options that were exercised and Cdn. $797,805 against accounts receivable balances. We anticipate receiving an additonal Cdn. $1,281,987 against accounts receivable balances that were outstanding as of the end of the first quarter of 2008 as well as Cdn. $523,530 for SFD survey services that have commenced and are scheduled to complete in the second quarter of 2008.

The Company as at December 31, 2007 has 2,776,560 warrants outstanding all with exercise prices below the current market price for the Company's common shares. Should all the warrants be exercised prior to their expiration date then the Company will receive an additional $5,553,120 prior to June 30, 2008 through the exercise of these warrants.

Contractual Commitments

Contractual obligations as of December 31, 2007:

		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	4-6 Years
Copier/scanner lease-to-own agreement	43,645	7,470	26,604	9,570
Rent or operating lease	1,110,901	220,383	694,166	196,351

Transactions with Related Parties

	For the year ended December 31,
	2007	2006	2005
Collective wages, fees, bonuses and benefits paid to executive officers
of the Company who were also directors of the Company	$224,339	$162,027	$107,389
Accounts receivable due from executive officers	-	-	2,884
Interest expense recognized or paid to related parties and officers	$13,627	$14,678	$25,636

Refer to Consolidated Financial Statements note 8, Preferred Shares, for details on the Technical Transfer Agreement that was executed December 31, 2006 between the Company and its CEO, President and Board member.

A Director of NXT is also an officer for one of our SFD survey clients. We recorded Nil of survey revenue in 2007 (2006 - $531,523) and had Nil of outstanding accounts receivable at December 31, 2007 (2006 - $263,494) from this client.

582,787 common shares were issued in 2006 to discharge liabilities accrued at December 31, 2005 for obligations incurred related to services provided by consultants for corporate strategy and planning services. Of these, 65,534 common shares were issued to an individual who is currently an officer and 400,000 were issued to an individual who is currently a director of the Company. In both cases the services were provided prior to these individuals accepting their positions with the Company.

The Company's Board of Directors authorized 878,500 options to be issued to directors, officers, employees and contractors of the Company. The options were issued with an exercise price of $1.45 based on the closing trading price of the Company's common shares on the OTCBB for the date of issue. 585,000 of these options were issued to officers and directors of the Company.

The Company recorded a liability of $25,667 to an outgoing director for services rendered in a prior year.

Fourth Quarter

The Company completed two SFD contracts for $2,389,739 of survey revenue in the fourth quarter of 2007. In addition to survey revenue, $1,989,265 was generated through the exercise of warrants.

The Company paid out the convertible debenture registration penalty of $342,257 with $180,107 held for release in the first quarter of 2008, and year end bonuses of $177,845. In December 2007 the Company repaid principle and accrued interest of $191,701 due to our President, CEO and Director for an unsecured outstanding loan.

Critical Accounting Estimates

The preparation of these consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock based compensation, valuation of future tax assets, valuations of convertible debentures and determination of proved reserves. All estimates and assumptions reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Changes in the accounting estimates or assumptions could have a significant impact on the reported Consolidated Statement of Income (Loss).

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2006 audited consolidated financial statements.

Income Tax Accounting

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Stock-Based Compensation

The Company uses the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of somewhat subjective assumptions including expected stock volatility.

Change in Accounting Policies Including Initial Adoption

On January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The adoption of Interpretation No. 48 did not have a material impact on the financial statements.

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share-Based Payment." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Refer to the Consolidated Financial Statements note 2 "Share-Based Payments" section for further details.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the Company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The Company does not have non-controlling interests and therefore, is not affected by the changes resulting from this standard.

Risk Factors

Estimates and Assumptions

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved.

The estimates and assumptions are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

Related Party Transactions

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, President and Director wherein the NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD Technology. All related party transactions have the potential for conflicts of interest that may undermine the Board's fiduciary responsibility to NXT shareholders.

NXT manages this conflict of interest risk through maintenance of a strong independent Board of Directors. Four of the five Directors are independent. All transactions between officers and or directors of the Company are negotiated on behalf of NXT and voted upon by disinterested Directors to protect the best interest of shareholders.

Oil and Gas Price Fluctuations

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices. The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD survey contracts will also decline.

Currency Fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars. Additionally most of our operating expenses are incurred in Canadian dollars. Our reporting currency is U.S. dollars. These positions expose us to exchange rate fluctuations between the Canadian and United States currencies. We do not engage in currency hedging activities.

Interest Rate Fluctuations

We currently maintain some of our available cash in short term investments that generate interest income that can be adversely affected by any material changes in interest rates.

Management

Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business.

Charter Aircraft Availability

NXT, since the sale of its aircraft in 2003, has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD survey operations on an as required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential prepayment is the purchase of blocks of aircraft time.

We were advised in early 2007 that the charter operator that provides the aircraft used for SFD surveys in North America contemplated discontinuing this service. Although the charter operator has provided uninterrupted service throughout 2007 and has re-confirmed their intention to provide the service in 2008 there is a risk that this service could be discontinued. Should the Company be unable to acquire an aircraft that is suitable from a charter operator, then NXT would be required to acquire an aircraft. A suitable used aircraft is expected to cost approximately $2,000,000 and the Company anticipates that 75% financing is available to make the aircraft purchase.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2007 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management particularly in light of the Company's size, structure and stage of development.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

  Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and
  The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is only a remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

For additional information on Energy Exploration Technologies Inc please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com.